UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Monogram Biosciences, Inc.

(Name of Subject Company (Issuer))

Mastiff Acquisition Corp.

a wholly owned subsidiary of

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

William I. Intner

Hogan & Hartson LLP

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$142,647,242	$7,959.72

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 31,351,042 shares of common stock, par value $0.001 per share, of Monogram Biosciences, Inc., at a purchase price of $4.55 per share. Such number of shares represents the fully diluted number of shares of common stock on June 19, 2009 and consists of: (i) 23,042,427 shares of common stock issued and outstanding; (ii) approximately 4,733,255 shares of common stock subject to outstanding options under Monogram’s stock plans; (iii) up to 4,465 shares issuable upon the exercise of outstanding warrants; (iv) approximately 3,524,598 shares that could be issued upon conversion of Monogram’s Amended and Restated 3% Senior Secured Convertible Note due 2010 and 0% Convertible Senior Unsecured Notes due 2026; and (v) up to approximately 46,297 shares of common stock that could be issued in lieu of quarterly cash payments pursuant to Monogram Biosciences Inc.’s Amended and Restated 3% Senior Secured Convertible Note. The calculation of the filing fee is based on capitalization information provided by Monogram Biosciences, Inc. as of June 19, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2009 equals 0.0000558 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,959.72
Form or Registration No.:	Schedule TO
Filing Party:	Mastiff Acquisition Corp. and Laboratory Corporation of America Holdings
Date Filed:	July 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issues Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended and supplemented by Amendment No. 1 filed on July 13, 2009 and Amendment No. 2 filed on July 17, 2009) filed with the Securities and Exchange Commission (“SEC”) on July 1, 2009 (the “Schedule TO”), by Mastiff Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, (the “Shares”) of Monogram Biosciences, Inc., a Delaware corporation (“Monogram”), at a price of $4.55 per Share in cash, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2009 (the “offer to purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Amendment is being filed on behalf of the Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 and 4. Summary Term Sheet; Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“Upon the terms and conditions set forth in the offer to purchase, Purchaser has extended the offer until 12:00 midnight, New York City time, at the end of the day on Monday, August 3, 2009. The offer had been previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Wednesday, July 29, 2009.

On July 28, 2009, LabCorp and Monogram issued a joint press release announcing, among other things, the extension of the offer. The full text of the press release is set forth as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”

Item 11. Additional Information.

The information set forth in Item 11 of the Schedule TO and in Section 15—“Certain Legal Matters—Legal Proceedings” of the offer to purchase, which is incorporated by reference into Item 11 of the Schedule TO, is hereby amended and supplemented to replace the existing disclosure in that section of the offer to purchase, as previously amended and supplemented by Amendment No. 1 to the Schedule TO filed on July 13, 2009, with the following:

“Legal Proceedings. On June 30, 2009, a single plaintiff, Tim Bleymeyer, initiated a putative shareholder class action lawsuit in the Court of Chancery of the State of Delaware against Monogram, LabCorp, the Purchaser, and individual members of Monogram’s Board of Directors (the “Defendants”). The action, styled Tim Bleymeyer v. Monogram Biosciences, Inc., et al., Civil Action No. 4703-CC (“Bleymeyer Action”), alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties to (a) fully inform themselves of Monogram’s market value before taking action, (b) act in the interests of the equity owners, (c) maximize shareholder value, (d) obtain the best financial and other terms when Monogram’s existence will be materially altered by the transaction, (e) act in accordance with fundamental duties of loyalty, care and good faith and (f) act independently in the best interest of the corporation and its shareholders, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties. Bleymeyer seeks to enjoin the acquisition of Monogram by Purchaser and LabCorp and requests monetary damages in an unspecified amount. On July 6, 2009, Bleymeyer amended his complaint to include allegations stemming from alleged misstatements and omissions in Monogram’s Schedule 14D-9. On July 7, 2009, a second complaint was filed in the Court of Chancery of the State of Delaware, styled Kurt Kvist v. Monogram Biosciences, Inc., et al., Civil Action No. 4717-CC (“Kvist Action”), asserting allegations and claims identical to those set forth in the Bleymeyer Action. On July 9, 2009, the Delaware Chancery Court issued an order consolidating the Bleymeyer and Kvist Actions into an action styled In re Monogram Biosciences, Inc. Shareholder Litigation, Civil Action No. 4703-CC (the “Delaware Action”). On July 9, 2009, the Delaware Chancery Court heard a motion for expedited proceedings submitted by the plaintiffs in the Bleymeyer and Kvist Actions (the “Delaware Plaintiffs”). On July 13, 2009, the Delaware Plaintiffs submitted a renewed motion for expedited proceedings raising only certain disclosure issues. On July 23, 2009, the Delaware Chancery Court scheduled a preliminary injunction hearing for July 28, 2009 limited to the disclosure issues identified in the renewed motion for expedited proceedings and related letter submissions. On July 23 and 24, 2009, Monogram produced a limited set of documents to Delaware Plaintiffs.

Defendants believe that the Delaware Action is entirely without merit and that they have valid defenses to all claims. Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of Delaware Plaintiffs’ claims, to minimize the costs associated with this litigation, on July 27, 2009, Defendants and Delaware Plaintiffs entered into a memorandum of understanding (“MOU”) contemplating the settlement of all claims in the Delaware Action. Under the MOU, subject to court approval and further definitive documentation, Delaware Plaintiffs and the putative class agreed to settle and release, against Defendants and their affiliates and agents, any and all claims in the Delaware Action and any potential claim related to the Offer and the merger, the fiduciary obligations of the Defendants, the negotiations in connection with the Offer, the merger and the disclosure obligations of the Defendants in connection with the Offer and the merger, the alleged aiding and abetting of any breach of fiduciary duty, any alleged conflict of interest of any remuneration or employment benefits to any individual made in connection with the Offer and the merger and all other allegations in the Delaware Action. Pursuant to the terms of the MOU, Monogram agreed to provide additional supplemental disclosures to its Schedule 14D-9 (which disclosures are included above). Defendants have also agreed not to oppose any fee application by Plaintiffs’ counsel that does not exceed $215,000. The settlement is contingent upon, among other things, approval of the fee award by the Chancery Court and the merger becoming effective under Delaware law.

On June 26, 2009, a single plaintiff, Andrei Pevgonen, initiated a putative shareholder class action in Superior Court of the State of California, San Francisco County, against the Defendants. The action, styled Andrei Pevgonen v. William Young, et al., Case No. CGC-09-489866 (“1st SF Action”), alleged that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties of loyalty, good faith, independence and candor, and allegedly failed to maximize value for Monogram’s stockholders by conducting an unfair sales process and entering into the merger agreement, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breach of their fiduciary duties. Pevgonen sought to enjoin the acquisition of Monogram by Purchaser and LabCorp and requested monetary damages in an unspecified amount. On July 2, 2009, Pevgonen filed an amended complaint, which added allegations and a breach of fiduciary duty claim stemming from alleged misstatements and omissions in Monogram’s Schedule 14D-9, which was filed with the SEC on July 1, 2009. On July 2, 2009, a second putative class action was initiated in Superior Court of the State of California, San Francisco County, styled Charulata Patel v. Monogram Biosciences, Inc., et al., Case No. CGC-09-490059 (“2nd SF Action”). The complaint in the 2nd SF Action alleged similar claims to those made in the 1st SF Action. Both actions were voluntarily dismissed by plaintiffs on July 10 and July 7, 2009, respectively. On July 7, 2009, Andrei Pevgonen filed a complaint in Superior Court of California, San Mateo County (the “Court”), styled Andrei Pevgonen v. William Young, et al., Case No. Civ. 485636 (the “California Action”), asserting the same allegations and claims that he made in the 1st SF Action. On July 8, 2009, Pevgonen filed an amended complaint, adding named plaintiffs Charulata Patel and Rebecca Jordan (collectively “California Plaintiffs”). On July 14, 2009, the San Mateo Superior Court stayed the California Action for ninety (90) days because a similar, parallel action was proceeding in Delaware (the “Stay”). On July 23, 2009, California Plaintiffs filed a Notice of Case Update, requesting a status conference to discuss whether the Stay should be lifted (the “Request”). Defendants opposed and, on July 24, 2009, the Court denied California Plaintiffs’ Request. On July 28, 2009, Defendants and California Plaintiffs entered into a memorandum of understanding, pursuant to which California Plaintiffs agreed to request the Court to enter an Order to dismiss the California Action with prejudice and to release, against Defendants, and their affiliates and agents, any and all claims in the California Action and any potential claim related to the Offer and the merger, the fiduciary obligations of the Defendants, the negotiations in connection with the Offer and the merger, the disclosure obligations of the Defendants in connection with the Offer and the merger, the alleged aiding and abetting of any breach of fiduciary duty, any alleged conflict of interest of any remuneration or employment benefits to any individual made in connection with the Offer and the merger, and all other allegations in the California Action. Defendants agreed not to oppose any fee application to be submitted by California Plaintiffs’ counsel that does not exceed $65,000.”

The information set forth in Item 11 of the Schedule TO is hereby amended and supplemented by incorporation by reference herein of Exhibit (a)(5)(G) hereto, which is a joint press release issued on July 28, 2009, by LabCorp and Monogram announcing, among other things, the settlement of the California and Delaware actions.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of exhibits:

“(a)(5)(G)      Joint press release issued by LabCorp and Monogram on July 28, 2009.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/S/ F. SAMUEL EBERTS III
	Name:	F. Samuel Eberts III
	Title:	Senior Vice President and Chief Legal Officer

Dated: July 28, 2009

MASTIFF ACQUISITION CORP.

	By:	/S/ F. SAMUEL EBERTS III
	Name:	F. Samuel Eberts III
	Title:	President and Secretary

Dated: July 28, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(5)(G)	Joint press release issued by LabCorp and Monogram on July 28, 2009.